Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated (dollars in thousands).

						Three Months Ended March 31
	2003	2004	2005	2006	2007	2007	2008
Interest expense, including amortization of debt issuance costs	$38,568	$45,355	$39,547	$37,492	$60,526	$9,328	$34,840
Capitalized interest	7,820	6,935	730	1,686	13,717	1,361	5,033
Fixed charges (a)	46,388	52,290	40,277	39,178	74,243	10,689	39,873

Income before taxes and extraordinary items	75,437	475,033	360,626	631,555	630,238	164,780	229,931
Amortization of capitalized interest	3,859	3,729	4,073	4,814	5,069	1,264	1,305
Less capitalized interest	(7,820)	(6,935)	(730)	(1,686)	(13,717)	(1,361)	(5,033)
Adjusted earnings (b)	$117,864	$524,117	$404,246	$673,861	695,833	$175,312	$266,076

Ratio (b) / (a)	2.54x	10.02x	10.04x	17.20x	9.37x	16.41x	6.67x

For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and extraordinary items, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest.  Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.